Pacific Alliance Corporation
1661 Lakeview Circle
Ogden, Utah 84403

April 21, 2006

Mail Stop 3561

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Pacific Alliance Corporation
Form 10-KSB for the year ended December 31, 2004 Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
Commission file #: 033-08732D

Dear Ms. Cvrkel,

We have received your letter dated March 7, 2006 regarding the above referenced Form 10-KSB, Forms 10-QSB and the comment thereon. Our response to your comment is as follows:

1.	The disclosure in Item 8A will be changed in future 10-KSB’s to read as follows:

ITEM 8A. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of December 31, 2005, the end of the period covered by this annual report, our management concluded its evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this annual report, is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and to reasonably assure that such information is accumulated and communicated to our management, including our President, to allow timely decisions regarding required disclosure.

Ms. Linda Cvrkel
April 21, 2006

Our management, including our President, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As of the evaluation date, our President concluded that we maintain disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and that such information is accumulated and communicated to our management, including the President, to allow timely decisions regarding required disclosure.

There have been no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We believe we have responded to your comment. If you need additional information or have additional comments, please contact me.

Sincerely,

/s/ David Knudson
Secretary/Treasurer
Principal Financial Officer